KPMG LLP
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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Perpetual Energy Inc.

We consent to the inclusion in this annual report on Form 40-F, and the incorporation by reference in the registration statement on Form F-3 (No. 333-168087) of Perpetual Energy Inc., of our reports dated March 15, 2011, with respect to:

•

the consolidated balance sheets of Perpetual Energy Inc. as at December 31, 2010 and 2009, and the related consolidated statements of earnings (loss) and deficit and cash flows for the years then ended; and

•

the effectiveness of internal control over financial reporting as of December 31, 2010,

which reports appear in the December 31, 2010 annual report on Form 40-F of Perpetual Energy Inc.

/s/ KPMG LLP

Calgary, Canada

March 15, 2011

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(“KPMG International”), a Swiss entity.

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